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Exhibit 12.1

Ratio of Earnings to Fixed Charges

        The following table sets forth our ratio of earnings to fixed charges derived from our audited consolidated financial statements for the fiscal year ended September 30, 2002 and our unaudited consolidated financial statements for the six months ended March 31, 2003 and 2002 and three months ended December 31, 2002.

        In reviewing the ratio of earnings to fixed charges, please note the following:

    —
    In our first quarter of fiscal 2002, we sold, through an underwritten public offering under a shelf registration statement, an aggregate principal amount at maturity of approximately $944 million of our Liquid Yield Option(TM) Notes due in 2021. The proceeds of approximately $448 million, net of a $484 million discount and $12 million of underwriting fees, were used to refinance a portion of our outstanding commercial paper.

    —
    In our second quarter of fiscal 2002, we sold, through an underwritten public offering under a shelf registration statement, an aggregate principal amount at maturity of approximately $440 million of our Senior Secured Notes due in 2009. The proceeds of approximately $425 million, net of a $5 million discount and $10 million of underwriting fees, were used to repay amounts outstanding under our credit agreements and for general corporate purposes.

    —
    In January 2003, we extinguished Liquid Yield Option(TM) Notes (LYONs) through an exchange offer at an aggregate principal amount at maturity of approximately $84 million or $43 million in accreted value. Additionally, in March 2003, we repurchased $14 million aggregated principal amount at maturity of LYONs, or $7 million in accreted value in open market transactions.

Avaya Inc.
Computation of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in millions)

	Six Months Ended March 31, 2003	Three Months Ended December 2002	Year Ended September 30, 2002	Six Months Ended March 31, 2002
Earnings
Adjusted Loss Before Income Taxes	$(81)	$(34)	$(402)	$(135)
Fixed Charges	65	32	115	50

Total Earnings Available	$(16)	$(2)	$(287)	$(85)
Loss Before Income Taxes	$(80)	$(34)	$(401)	$(134)
Less: Undistributed Earnings of Less than 50% owned affiliates	(1)	—	(1)	(1)

Adjusted Loss Before Income Taxes	$(81)	$(34)	$(402)	$(135)
Fixed Charges
Total Interest Expense Including Capitalized Interest	$24	$13	$31	$8
Amortization of Debt Issuance Costs	12	6	20	9
Interest Portion of Rental Expense(1)	29	13	64	33

Total Fixed Charges	$65	$32	$115	$50
Ratio of Earnings to Fixed Charges	N/A (2)	N/A (3)	N/A (4)	N/A (5)

(1)
For all periods presented, the percent of rental expense included in the computation of fixed charges represents a reasonable approximation of the interest factor.

(2)
For the six months ended March 31, 2003, earnings available are inadequate to cover fixed charges by $81 million.

(3)
For the three months ended December 31, 2002, earnings available are inadequate to cover fixed charges by $34 million.

(4)
For the fiscal year ended September 30, 2002, earnings available are inadequate to cover fixed charges by $402 million.

(5)
For the six months ended March 31, 2002, earnings available are inadequate to cover fixed charges by $135 million.

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  Exhibit 12.1
Avaya Inc. Computation of Ratios of Earnings to Fixed Charges (unaudited) (dollars in millions)